UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Simmons, Harold C.
   Three Lincoln Centre
   5430 LBJ Freeway, Suite 1700
   Dallas, TX  75240
2. Issuer Name and Ticker or Trading Symbol
   Titanium Metals Corporation (TIE)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Day/Year
   02/21/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
TIMET Capital Trust I Conv.    (1)             02/21/03       J (2)     700,000                           (3)          12/01/26
Pref. (1)
TIMET Capital Trust I Conv.    (1)             02/21/03       J (5)     100,000                           (3)          12/01/26
Pref. (1)

Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10)11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative       Indirect
                               Date      Securities                                   vative      Securities    D  Beneficial
                                                                        Amount or     Security    Beneficially  or Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
TIMET Capital Trust I Conv.    02/21/03  Common Stock $.01 par value    937,300       $15.0000    700,000       I  by Contran (4)
Pref. (1)
TIMET Capital Trust I Conv.    02/21/03  Common Stock $.01 par value    133,900       $15.0000    1,000,000     I  by Spouse (6)
Pref. (1)

Explanation of Responses:

(1) The 6-5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities of TIMET Capital Trust I conversion ratio is 1 for
     1.339  shares of common  stock of the issuer.
(2) Open Market purchase by Contran Corporation. See Additional Information below for a description of the relationship.
(3)  Exercisable immediately.
(4) Directly held by Contran Corporation. See Additional Information below for a description of the relationship.
(5)  Open Market purchase by the reporting person's spouse.
(6)  The reporting person disclaims beneficial ownership of these shares.

-    Additional Information

Tremont LLC ("Tremont"), The Combined Master Retirement Trust (the "CMRT"), Harold C. Simmons' spouse and Contran Corporation ("Contran") are the holders of approximately 39.6%, 9.0%, 4.0% and 2.9% of the outstanding common stock of the issuer. The ownership of Mr. Simmons' spouse is based on the 1,000,000 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities of TIMET Capital Trust 1 (the "BUCS") that she directly owns, which are convertible into 1,339,000 shares of the issuer's common stock. The ownership of Contran is based on the 700,000 BUCS that Contran directly owns, which are convertible into 937,300 shares of the issuer's common stock. The percentage ownership of the issuer's common stock held by Mr. Simmons' spouse and Contran assumes the full conversion of only the BUCS owned by Mr. Simmons' spouse and Contran, respectively.

Valhi is the direct holder of 100% of the outstanding membership interests of Tremont. Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), Contran, the Harold Simmons Foundation, Inc. (the "Foundation"), the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 77.6%, 9.1%, 2.2%, 1.3%, 0.4% and 0.1%, respectively, of the common stock of Valhi. National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie Holding") are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the direct holder of 100% of the outstanding common stock of Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and approximately 88.9% of the outstanding common stock of Southwest.

Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

The CMRT directly holds approximately 9.0% of the outstanding shares of the issuer's common stock and 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

The Foundation directly holds approximately 1.4% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation.

The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2,
(ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

Valhi and Tremont are the direct holders of 63.2% and 21.4% of the outstanding common stock of NL Industries, Inc. ("NL"). Valmont Insurance Company ("Valmont"), NL and a subsidiary of NL directly own 1,000,000 shares, 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont, NL and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this report such shares are not deemed outstanding.

Mr. Harold C. Simmons is chairman of the board of Tremont, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of shares of the issuer's equity securities directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the shares of the issuer's equity securities beneficially owned, directly or indirectly, by any of such entities.

Harold C. Simmons' spouse is the direct owner of 1,000,000 shares of the BUCS (which are convertible in the aggregate into 1,339,000 shares of the issuer's common stock) and 69,475 shares of NL common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

The Annette Simmons Grandchildren's Trust (the "AS Grandchildren's Trust") is the direct holder of 15,600 shares of the issuer's common stock. Harold C. Simmons and his spouse are co-trustees of the AS Grandchildren's Trust. The AS Grandchildren's Trust benefits the grandchildren of Mr. Simmons' spouse. Mr. Simmons, as co-trustee of the Trust, has the power to vote and direct the disposition of the shares of the issuer's common stock the AS Grandchildren's Trust holds. Mr. Simmons disclaims beneficial ownership of any shares of the issuer's common stock that the AS Grandchildren's Trust holds.


SIGNATURE OF REPORTING PERSON
     /s/Andrew Louis, Attorney-in-fact
     -------------------------------------------
     Andrew Louis, Attorney-in-fact
For: Harold C. Simmons
DATE 02/25/03